FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 3, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
3 November 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 November 2023	108,437	186.15	185.80	186.0523	LSE
03 November 2023	26,548	186.10	185.95	186.0147	CHIX
03 November 2023	76,004	186.15	185.75	186.0129	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 204,799,184 Ordinary Shares in treasury and have 8,822,518,504 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
03 November 2023	14:30:05	BST	1066	186.15	BATE	1654052
03 November 2023	14:30:05	BST	8000	186.15	BATE	1654048
03 November 2023	14:30:07	BST	7737	186.10	BATE	1654189
03 November 2023	14:33:10	BST	878	186.00	BATE	1659450
03 November 2023	14:33:10	BST	7	186.00	BATE	1659446
03 November 2023	14:33:10	BST	7253	186.00	BATE	1659448
03 November 2023	14:37:55	BST	1150	185.90	BATE	1668706
03 November 2023	14:38:01	BST	4901	185.90	BATE	1668820
03 November 2023	14:38:01	BST	2705	185.90	BATE	1668818
03 November 2023	14:44:12	BST	3576	185.75	BATE	1680253
03 November 2023	14:44:12	BST	4491	185.75	BATE	1680251
03 November 2023	14:51:07	BST	7909	185.90	BATE	1693031
03 November 2023	14:58:27	BST	5237	186.00	BATE	1706010
03 November 2023	14:58:27	BST	4224	186.00	BATE	1706008
03 November 2023	15:05:58	BST	7868	186.15	BATE	1719455
03 November 2023	15:11:33	BST	3745	186.15	BATE	1728333
03 November 2023	15:11:33	BST	677	186.15	BATE	1728331
03 November 2023	15:11:33	BST	4580	186.15	BATE	1728327
03 November 2023	14:30:07	BST	8701	186.10	CHIX	1654191
03 November 2023	14:41:52	BST	8206	185.95	CHIX	1675896
03 November 2023	14:41:52	BST	1374	185.95	CHIX	1675898
03 November 2023	15:03:01	BST	8267	186.00	CHIX	1714643
03 November 2023	14:29:03	BST	7063	186.15	LSE	1651955
03 November 2023	14:29:03	BST	5168	186.15	LSE	1651953
03 November 2023	14:29:03	BST	6076	186.15	LSE	1651951
03 November 2023	14:29:03	BST	414	186.15	LSE	1651949
03 November 2023	14:29:03	BST	229	186.15	LSE	1651947
03 November 2023	14:29:03	BST	197	186.15	LSE	1651945
03 November 2023	14:29:03	BST	243	186.15	LSE	1651943
03 November 2023	14:29:03	BST	429	186.15	LSE	1651941
03 November 2023	14:29:03	BST	243	186.15	LSE	1651939
03 November 2023	14:30:05	BST	6391	186.15	LSE	1654050
03 November 2023	14:30:07	BST	7345	186.10	LSE	1654193
03 November 2023	14:34:51	BST	1729	185.90	LSE	1662889
03 November 2023	14:34:51	BST	518	185.90	LSE	1662887
03 November 2023	14:35:34	BST	1041	185.80	LSE	1664487
03 November 2023	14:35:34	BST	472	185.80	LSE	1664485
03 November 2023	14:35:34	BST	1770	185.80	LSE	1664483
03 November 2023	14:35:34	BST	1376	185.85	LSE	1664493
03 November 2023	14:35:34	BST	1770	185.85	LSE	1664489
03 November 2023	14:35:34	BST	472	185.85	LSE	1664491
03 November 2023	14:40:28	BST	1041	185.95	LSE	1673047
03 November 2023	14:40:28	BST	2300	185.95	LSE	1673045
03 November 2023	14:41:52	BST	1041	185.95	LSE	1675900
03 November 2023	14:41:52	BST	5490	185.95	LSE	1675902
03 November 2023	14:45:34	BST	1729	185.85	LSE	1683008
03 November 2023	14:45:34	BST	582	185.85	LSE	1683006
03 November 2023	14:46:31	BST	1041	185.95	LSE	1684644
03 November 2023	14:46:53	BST	1109	185.85	LSE	1685445
03 November 2023	14:46:53	BST	1041	185.85	LSE	1685443
03 November 2023	14:46:53	BST	2300	185.85	LSE	1685441
03 November 2023	14:46:53	BST	1729	185.85	LSE	1685439
03 November 2023	14:51:07	BST	3080	185.90	LSE	1693053
03 November 2023	14:51:07	BST	1041	185.90	LSE	1693051
03 November 2023	14:51:07	BST	506	185.90	LSE	1693049
03 November 2023	14:51:07	BST	2300	185.90	LSE	1693047
03 November 2023	14:57:21	BST	6473	186.00	LSE	1704019
03 November 2023	15:01:28	BST	4183	186.15	LSE	1712465
03 November 2023	15:01:28	BST	1826	186.15	LSE	1712463
03 November 2023	15:05:58	BST	3753	186.15	LSE	1719460
03 November 2023	15:05:58	BST	3587	186.15	LSE	1719458
03 November 2023	15:11:33	BST	6148	186.15	LSE	1728329
03 November 2023	15:16:55	BST	1979	186.15	LSE	1735771
03 November 2023	15:16:55	BST	5010	186.15	LSE	1735769
03 November 2023	15:16:55	BST	2990	186.15	LSE	1735767
03 November 2023	15:16:55	BST	1857	186.15	LSE	1735765
03 November 2023	15:16:55	BST	1355	186.15	LSE	1735763

Date: 3 November 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary